UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

VICON INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

925811 10 1

(CUSIP Number)

Philip Petito

Vice President

CBC AMERICAS Corp.

2000 Regency Parkway, Suite 600

Cary, North Carolina 27518

(631) 864-9700

with copies to:

Todd W. Eckland

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, New York 10036

(212) 858-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925811 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) CBC AMERICAS Corp. (formerly known as CBC (America) Corp.) 13-297821
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 543,715
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 543,715
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,715[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1 CBC Co., Ltd. may be deemed to have an indirect beneficial ownership interest of the 543,715 shares of common stock of Vicon Industries, Inc. owned by its wholly owned subsidiary, CBC AMERICAS Corp.

(Page 2 of 10 pages)

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) CBC Co., Ltd. 52-2307450
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 543,715
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 543,715
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,715[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1 CBC Co., Ltd. may be deemed to have an indirect beneficial ownership interest of the 543,715 shares of common stock of Vicon Industries, Inc. owned by its wholly owned subsidiary, CBC AMERICAS Corp.

(Page 3 of 10 pages)

Explanatory Note

This Amendment No. 11 (this “Amendment”) amends the Schedule 13D initially filed on May 29, 1987 (together, with all amendments thereto, the “Schedule 13D”).

Item 1.      Security and Issuer.

Item 1 of this Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Vicon Industries, Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 131 Heartland Blvd., Edgewood, New Jersey 11717.

Item 2.      Identity and Background.

Item 2 of this Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is being filed by CBC AMERICAS Corp. (f/k/a CBC (America) Corp., f/k/a Chugai Boyeki (America) Corp., f/k/a Chugia International Corp.), a New York corporation (the “Company”), which conducts its business and maintains its principal office at 2000 Regency Parkway, Suite 600, Cary, North Carolina 27518, and CBC Co., Ltd. (f/k/a Chugai Boyeki Co., Ltd.), a Japanese corporation (the “Parent” and, together with the Company, the “Reporting Persons”), which conducts its business and maintains its principal office at 2-15-13 Tsukishima, Chuo-Ku, Tokyo, 104-0052, Japan. The Company is a wholly owned subsidiary of the Parent.

The principal business of the Reporting Persons is the importation, exportation and distribution in the United States of certain products, including chemicals, plastics, foodstuffs, opticals and electronics.

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The executive officers and directors of the Company and the Parent are set forth on Schedule I and Schedule II hereto, respectively. Schedule I and Schedule II contain the following information for each executive officer and director:

i.	Name;

ii.	Business address;

(Page 4 of 10 pages)

iii.	Title and occupation; and

iv.	Citizenship

 Item 3. Source and Amount of Funds of Other Consideration.

Not amended.

Item 4.      Purpose of Transaction.

Item 4 of this Schedule 13D is amended and supplemented by adding the following:

On November 24, 2015, the Company entered into that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) by and between the Company and Shenzhen Infinova Limited, pursuant to which the Company agreed to sell an aggregate of 543,715 shares of Common Stock (the “Shares”), all of the shares of the Issuer it currently owns, to Shenzhen Infinova Limited for $1.10 per share (an aggregate of $598,086.50). The closing of the sale of the Shares is subject to certain closing conditions.

As of the date hereof, without giving effect to the contemplated closing of the sale of the Shares pursuant to the Stock Purchase Agreement, the Company holds approximately 5.9% of the Issuer’s outstanding Common Stock (the percentage of outstanding shares was decreased from approximately 11.8% as a result of the Issuer’s issuance of shares in its August 2014 merger with IQinVision, Inc., as described in the Issuer’s Current Report on Form 8-K filed on August 29, 2014), based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

Item 5.      Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is amended and restated in its entirety as follows:

The following description of beneficial ownership does not give effect to the contemplated closing of the sale of Shares pursuant to the Stock Purchase Agreement described in Item 4 of this Amendment.

(a) The responses of the Reporting Persons to Rows (11), (12) and (13) of the cover pages of this Amendment that relate to the aggregate number and percentage of Common Stock beneficially owned are incorporated herein by reference. The calculation of the foregoing percentages is based on 9,204,797 shares of Common Stock outstanding as of August 11, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

(b) The responses of the Reporting Persons to Rows (7), (8), (9) and (10) of the cover page of this Amendment that relate to the number of shares that the Company and the Parent have sole power to vote or direct the vote, shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition are incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock for the past 60 days.

(Page 5 of 10 pages)

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is amended and restated in its entirety as follows:

See Item 4 and Exhibit 2 attached hereto.

Item 7.      Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

(2)	Stock Purchase Agreement dated as of November 24, 2015 by and between CBC AMERICAS Corp. and Shenzhen Infinova Limited.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

(Page 6 of 10 pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

CBC AMERICAS CORP.

By:	/s/ Kazuhiko Kondo
	Name:	Kazuhiko Kondo
	Title:	Senior Executive Vice President and Chief Operating Officer

(Page 7 of 10 pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

CBC CO., LTD.

By:	/s/ Utaro Doi
	Name:	Utaro Doi
	Title:	President & Chief Executive Officer

(Page 8 of 10 pages)

Schedule I

Executive Officers and Directors of the Company

Name	Business Address	Title and Occupation	Citizenship
Hiroaki Ichii	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and President	Japan
Kazuhiko Kondo	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director, Senior Executive Vice President and Chief Operating Officer	Japan
Michael L. Ozimek	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and Chief Operating Officer	United States of America
Kanichiro Saito	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and Treasurer	Japan
Victor L. Milani	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and Executive Vice President	United States of America
Manabu Ohishi	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and Vice President	Japan
Naohito Kanda	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and Vice President	Japan
James J. Holihan	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and Vice President	United States of America
Philip J. Petito	2000 Regency Parkway Suite 600 Cary, North Carolina 27518	Director and Secretary	United States of America

(Page 9 of 10 pages)

Schedule II

Executive Officers and Directors of Parent

Name	Business Address	Title and Occupation	Citizenship
Utaro Doi	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	President & Chief Executive Officer	Japan
Shoichi Takabatake	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Senior Managing Director	Japan
Hiroaki Ichii	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Director and Senior Corporate Officer	Japan
Masataro Doi	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Director and Senior Corporate Officer	Japan
Katsunori Kida	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Director and Senior Corporate Officer	Japan
Toshikazu Masuda	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Director and Corporate Officer	Japan
Mitsuaki Hoshino	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Director and Senior Corporate Officer	Japan
Hidekazu Kawabata	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Senior Corporate Officer	Japan
Katsumi Yamaguchi	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Corporate Officer	Japan
Kaoru Hayashi	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Corporate Officer	Japan
Yasuyuki Nakamura	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Corporate Officer	Japan
Tomiji Otsuka	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Corporate Auditor	Japan
Masaru Tamamura	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Corporate Auditor	Japan
Masuaki Minami	2-15-13 Tsukishima Chuo-ku, Tokyo 104-0052 Japan	Corporate Auditor	Japan

(Page 10 of 10 Pages)